

January 14, 2016

Mail Stop 4720

Mr. Todd A. Gipple
Executive Vice President, Chief Operating Officer,
And Chief Financial Officer
QCR Holdings
3551 7th Street
Moline, Illinois 61265

> **Re: QCR Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 12, 2015**
> **File No. 000-22208**

Dear Mr. Gipple:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ H. Stephen Kim

H. Stephen Kim
Assistant Chief Accountant
Office of Financial Services